Exhibit 11.	Pennsylvania Commerce Bancorp, Inc.
Computation of Net Income Per Share

For the Quarter Ended March 31, 2009
	Income	Shares	Per Share Amount
Basic Earnings Per Share:
Net income	$ 836,522
Preferred stock dividends	(20,000)
Income available to common stockholders	816,522	6,464,559	$ 0.13
Effect of Dilutive Securities:
Stock options		53,105
Diluted Earnings Per Share:
Income available to common stockholders plus assumed conversions	$ 816,522	6,517,664	$ 0.13
For the Quarter Ended March 31, 2008
	Income	Shares	Per Share Amount
Basic Earnings Per Share:
Net income	$ 3,206,000
Preferred stock dividends	(20,000)
Income available to common stockholders	3,186,000	6,326,666	$ 0.50
Effect of Dilutive Securities:
Stock options		168,440
Diluted Earnings Per Share:
Income available to common stockholders plus assumed conversions	$ 3,186,000	6,495,106	$ 0.49